November 28, 2005

Mr. Ross McGroarty
Chairman/Secretary
Byron Global Corp.
2045 Lakeshore Blvd. W., Suite 3903
Toronto, Ontario M8V 2Z6
Canada

      **Re:**    **Byron Global Corp.**
            **Form 20-F for the year ended December 31, 2004**
            **Form 6-K/A for the quarter ended June 30, 2005**
            **File No. 000-30194**

Dear Mr. McGroarty:

      We have completed our review of your Form 20-F, Forms 6-K and related filings and have no further comments at this time.

                              Sincerely,

                              Joseph Foti
                              Senior Assistant Chief Accountant